UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Share Exchange

The Board of Directors of SK Telecom Co., Ltd. (the “Company” or “SK Telecom”) has resolved to exchange a portion of the Company’s treasury shares for all of the shares of SK infosec Co., Ltd. (“SK infosec”) such that SK infosec will become a wholly-owned subsidiary of the Company after such exchange (the “Share Exchange”).

1. Classification			Share exchange

— Form of exchange or transfer			Small-scale

2. Subject entity of share exchange or transfer	A. Company name		SK infosec Co., Ltd.
	B. Representative		Hee Chul Ahn
	C. Principal business		Information security and other computer programming, system, integration and management
	D. Relationship to the Company		Affiliate
	E. Total number of issued and outstanding shares		12,636,024 common shares
	F. Summary financial data of latest fiscal year (Won)	Total assets	177,435,447,978
		Total liabilities	51,031,843,524
		Total equity	126,403,604,454
		Share capital	6,318,012,000
3. Share exchange or transfer ratio

SK Telecom : SK infosec = 1 : 0.0997678

The shares of SK infosec held by the shareholders of SK infosec as of date of the Share Exchange will be transferred to SK Telecom in exchange for 0.0997678 common shares of SK Telecom per one common share of SK infosec (Article 360-3 (3) 2 of the Korean Commercial Code (the “KCC”)).

4. Calculation of the share exchange or transfer ratio

(1) Reference share price of parent company (SK Telecom)

As SK Telecom is a listed corporation, the reference share price was calculated in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”) and Articles 176-5 and 176-6 of the Enforcement Decree of the FSCMA.

The reference share price is the arithmetic mean of (i) the weighted average of the share prices for the most recent one-month period from the calculation date, (ii) the weighted average of the share prices for the most recent one-week period from the calculation date and (iii) the closing share price on the calculation date. The calculation date is October 24, 2018, which is the date preceding the earlier of (a) the date of the resolution by the board of directors regarding the Share Exchange (October 25, 2018) and (b) the date of the share exchange agreement (October 31, 2018).

In addition, Article 176-5 (1) of the Enforcement Decree of the FSCMA allows a discount or premium of up to 10% on such reference share price. This Share Exchange does not apply such discount or premium.

•  Weighted average of the share prices for the most recent one-month period (September 25, 2018 – October 24, 2018): 277,377 Won

•  Weighted average of the share prices for the most recent one-week period (October 18, 2018 – October 24, 2018): 281,387 Won

•  Closing share price on the calculation date (October 24, 2018): 278,500 Won

•  Arithmetic mean: 279,088 Won

•  Reference share price: 279,088Won

(2) Reference share price of wholly-owned subsidiary (SK infosec)

The intrinsic value of SK infosec is the weighted arithmetic mean of the asset value and profit value with relative weights of 1 and 1.5 respectively, calculated in accordance with Article 176-5 of the Enforcement Decree of the FSCMA, Article 5-13 of the Regulations on Issuance, Public Disclosure, Etc. of Securities and Articles 4 to 8 of the Enforcement Rules for the Regulations on Issuance, Public Disclosure, Etc. of Securities.

•  Asset value: 8,621 Won

•  Profit value: 40,659 Won

•  Intrinsic value (weighted arithmetic mean): 27,844 Won

•  Reference share price: 27,844 Won

(3) Calculation of share exchange ratio

The share exchange ratio of 1 common share of SK Telecom to 0.0997678 common share of SK infosec is calculated based on the above reference share prices. SK Telecom will deliver 0.0997678 treasury share per 1 common share of SK infosec to shareholders of SK infosec in lieu of issuing new shares.

5. Matters relating to external appraisal	External appraisal	Applicable
	— Basis for external appraisal	External appraisal was conducted to determine the appropriateness of the share exchange ratio and reference share prices in accordance with Article 176-6 (3) of the Enforcement Decree of FSCMA.
	Name of external appraisal institution	Samil PricewaterhouseCoopers LLC
	Period of external appraisal	October 1, 2018 – October 24, 2018
	Assessment of external appraisal	Appropriate

6. Purpose of the share exchange or transfer		SK Telecom intends to incorporate SK infosec as a wholly-owned subsidiary in order to enhance corporate value by improving management efficiency and creating synergies in the security business.

7. Main impact and effect of the share exchange or transfer

(1) Main impact and effect on the Company’s management

Upon the completion of the Share Exchange, there will be no change in the share ownership interest of SK Telecom’s existing shareholders or corporate governance structure and management of SK Telecom other than the allotment of 1,260,668 of its treasury shares, and SK Telecom and SK infosec will survive as existing entities. SK Telecom will remain a listed corporation, and SK infosec will become a wholly-owned subsidiary of SK Telecom and remain a non-listed corporation.

In addition, pursuant to the share exchange agreement, the directors and members of the audit committee of SK Telecom appointed before the Share Exchange shall retain their original terms of appointment despite Article 360-13 of the KCC, and there will be no executive officers newly appointed due to the Share Exchange.

(2) Main impact and effect on the Company’s operations and financial position

The Share Exchange is expected to improve management efficiency through the efficient use of human and physical resources of both companies. In addition, under a system of prompt decision-making, the Company can maximize synergies in the future information security business by sharing assets related to information and communication technology and security and cooperating with SK infosec on its principal businesses such as information security. Ultimately, the Share Exchange is expected to have a positive effect on the operations and financial position of both companies.

8. Timeline of the share exchange or transfer	Date of share exchange agreement		October 31, 2018
	Record date of shareholders		November 9, 2018
	Closure of the shareholder register	From	November 12, 2018
		To	November 16, 2018
	Period for notification of intent to dissent from share exchange or transfer	From To	November 9, 2018 November 23, 2018
	Expected date of general meeting of shareholders		November 26, 2018
	Date of share exchange or transfer		December 27, 2018
9. Name of parent company after share exchange or transfer			SK Telecom Co., Ltd.

10. Matters relating to appraisal rights		Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC.

11. Back-door listing		Not applicable

12. Back-door listing of other entities		Not applicable

13. Date of resolution by the board of directors		October 25, 2018

— Attendance of outside directors	Present	5
	Absent	0

— Attendance of auditors		—

14. Put option		Not applicable

15. Submission of registration statement		Not applicable

— Grounds for exemption		SK Telecom is not required to submit a registration statement because it is delivering treasury shares owned by the Company in lieu of issuing new shares for the Share Exchange and will not offer or sell securities.

16. Other matters relating to investment decision

A. “Summary financial data of latest fiscal year (Won)” in Item 2.F. above is for the fiscal year of 2017.

B. As SK Telecom will proceed with the Share Exchange as a small-scale share swap in accordance with Article 360-10 of the KCC, the approval of the board of directors for the Share Exchange may substitute for the approval of a general meeting of shareholders in accordance with Article 360-3(1) of the KCC. In Item 8 above, “Expected date of general meeting of shareholders” refers to the expected date of the meeting of the board of directors.

C. SK Telecom does not own any shares of SK infosec. The exchange ratio for the Share Exchange shall be 1 common share of SK Telecom to 0.0997678 common share of SK infosec. As consideration for the Share Exchange, SK Telecom will deliver its treasury shares in lieu of issuing new shares. Following the Share Exchange, SK infosec will survive as a wholly-owned subsidiary of SK Telecom.

D. In the event that the agenda for the approval of the share exchange agreement is not passed by the board of directors of SK Telecom or at the general meeting of shareholders of SK infosec, the share exchange agreement shall lose effectiveness retroactively by notice to the parties.

E.  Following the execution of the share exchange agreement and prior to the share exchange date, in the event any of the following events occurs, SK Telecom or SK infosec may terminate the share exchange agreement by giving written notice to the other party:

1.  There is a material change to the assets or business operations of SK Telecom or SK infosec, including natural disasters;

2.  In case of a failure to obtain approvals necessary for the Share Exchange from the government or related agencies or any breach of applicable law that would arise due to the Share Exchange which cannot be cured;

3.  Shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom give written notices of dissent with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors); or

4.  Not all of the shareholders of SK infosec consent to the Share Exchange (for which the approval of the board of directors may substitute for the approval of a general meeting of shareholders).

F.  SK Telecom and SK infosec may enter into separate agreements for matters requiring agreement in connection with the Share Exchange and such separate agreements shall be deemed part of the share exchange agreement.

G. The matters and timeline above may change by agreement or approval by relevant institutions or by agreement between the contracting parties.

H. Other matters related to the Share Exchange that have not been determined by the board of directors will be delegated to the representative director.

I.   The Share Exchange is a “large-scale intra-group transaction” under Article 11-2 of the Korean Monopoly Regulation and Fair Trade Act, and this disclosure shall act to satisfy the disclosure obligations under fair trade laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: October 26, 2018